July 25, 2018

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin Purnell

Re:          German American Bancorp, Inc.

Registration Statement on Form S-4 filed June 15, 2018, as amended by Amendment No. 1 thereto filed July 13, 2018 and Amendment No. 2 thereto filed July 25, 2018

File No. 333-225668

Dear Ms. Purnell:

In accordance with Rule 461 under the Securities Act of 1933, as amended, German American Bancorp, Inc. hereby respectfully requests that effectiveness of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission to 3:00 p.m. (EDT) on Thursday, July 26, 2018, or as soon as practicable thereafter.

Please contact Bradley C. Arnett of Bingham Greenebaum Doll LLP at (513) 455-7611 with any questions you may have regarding this request. In addition, please notify Mr. Arnett by telephone when this request for acceleration has been granted.

Sincerely,

GERMAN AMERICAN BANCORP, INC.

By:	/s/ Mark A. Schroeder
Mark A. Schroeder
Chairman and Chief Executive Officer

cc:              Bradley C. Arnett, Esq., Bingham Greenebaum Doll LLP

Jeremy E. Hill, Esq., Bingham Greenebaum Doll LLP

Alan K. MacDonald, Esq., Frost Brown Todd LLC

R. James Straus, Esq., Frost Brown Todd LLC